 # Manor
Investment Funds

3rd Quarter Report
September 30, 2019
(Unaudited)

Fund Office:
15 Chester Commons
Malvern, PA 19355
610-722-0900   800-787-3334
www.manorfunds.com

Managed by:
Morris Capital Advisors, LLC

Manor Investment Funds

15 Chester Commons
Malvern, PA 19355

September 30, 2019

Dear Fellow Shareholders:

Our funds continue to prosper by consistently applying the conservative investment approach that has been successful over so many years.

What, Me Worry?

Those of us "of a certain age" will immediately recognize that phrase. It is the tag line for Alfred E. Neumann, the gapped tooth mascot of MAD Magazine. He graced the cover of almost every issue, often superimposed on celebrities or targets of the satire magazine's articles. MAD Magazine ceased publication of new issues recently, a victim of online media, changing demographics, and rising production costs. The magazine survived for 67 years, published more than 550 issues, and didn't accept advertising until 2001. Circulation peaked at 2.1 million copies in 1974, but was down to 150,000 by the end. It was a good run, and they left a legacy of great satire.

A satirical "What, me worry?" might be an appropriate analytical basis for the financial markets these days. While returns were modestly positive for both the stock and bond markets this quarter, stocks pushed to new highs in July and interest rates pushed towards new lows. From January through September 2019, stocks, as measured by the S&P 500 index, are up more that 20%, while bonds, as measured by the Bloomberg Barclay Intermediate Treasury index, were up 5.2%. That is impressive considering just nine months ago we were at the end of a disastrous quarter that pushed stock returns into negative territory for 2018. The move by stocks towards new highs this year is concerning, however, given valuation premiums and external risk factors.

In addition to valuation measures in the upper range of historical norms, domestic investors worried about the direction of Fed policy and slowing economic growth in the US. After roiling the markets last year with talk about "Quantitative Tightening on autopilot" the Fed seemed to become more sensitive to market sentiment. Responding to anecdotal indications of a slowdown in economic growth, and the inversion of the Treasury yield curve, the Fed moved to cut rates and end its Quantitative Tightening at the FOMC meeting in August. But in comments afterward, Chairman Powell raised uncertainty about further Fed action, contributing to a stock pullback. Stocks rebounded when the Fed cut rates again in September and clearly signaled its intent to remain in an accommodative mode. The need for accommodation became apparent as rates on overnight repurchase agreements ("repos") spiked late in the quarter. While initially blamed on heightened liquidity needs for quarterly tax payments, the dislocation in repo rates persisted, indicating unusual stress for liquidity to facilitate bank funding needs. By quarter-end the Fed was forced to inject significant liquidity into the system in what some commentators are referring to as another round of "quantitative easing".

On the global front, slowing growth in China and the European Union created additional uncertainty. Growth in China clearly slowed over the past few years, compounded by trade tensions and recent decisions by several US companies to actively shift production capacity from China to the US or more favorable nations. Growth in the European Union remains anemic, even in Germany, once the driver of EU growth. The European Central Bank reinitiated quantitative easing as the term of Mario Draghi came to an end, but there are mounting concerns that the EU has limited options to expand its monetary stimulus. With interest rates already in negative territory further interest rate reductions may prove to be counter-productive.

The Manor Fund

The Manor Fund rose 0.97%, net of all fees and expenses, during the quarter ending September 30, 2019, underperforming the S&P 500 index return of 1.70% and comparable mutual funds, as measured by the Lipper Large-Cap Core mutual fund index return of 1.19%. The Fund underperformed the S&P 500 index and comparable mutual funds during the trailing year with a decline of 2.59% for the Fund compared to returns of 4.26% for the S&P 500 and 2.70% for comparable mutual funds. The Fund underperformed the S&P 500 index and comparable mutual funds during the trailing 3-year, 5-year, and 10-year periods with annualized returns of 6.62%, 4.33%, and 8.98% for the Fund compared to annualized returns of 13.40%, 10.84%, and 13.21% for the S&P 500 index, and returns of 12.53%, 9.74%, and 11.89% for the Lipper Large-Cap Core mutual fund index.

During the 3rd Quarter of 2019, the Fund was helped by strong performance from D.R. Horton, Inc., Equinix, Inc., Raytheon Company, Applied Materials, Inc., and Microsoft Corporation. Two of those holdings; Microsoft and Equinix were among the top performers in the fund for the past two quarters. The shares of D.R. Horton rose steadily throughout the quarter, extending an upward trend stretching back to last year. During the quarter the company reported revenue and earnings above expectations, and announced a share buyback program of $1 billion. The shares of Equinix also rose steadily throughout the quarter, also extending an upward trend that stretches back to last year. The company reported revenue in line with expectations but earnings that were below expectations. Equinix also provided earnings guidance for the next quarter and revenue guidance for the fiscal year in line with expectations. The shares of Raytheon traded in a narrow range for most of the quarter, but staged a late rally. Raytheon reported revenue and earnings above expectations and guided earnings above expectations for the coming quarter. The shares of Applied Materials also extended an uptrend that stretched back to last year. During the quarter the company reported strong revenue growth, earnings above expectations, and guided revenue and earnings for next quarter in line with expectations. The shares of Microsoft also rose steadily throughout the quarter, extending a rally that began last year. The company reported revenue and earnings that exceeded expectations, and strong operating results in each of the three main business segments.

Notable laggards during the 3rd Quarter of 2019 include DXC Technology, Anthem, Inc., Cabot Oil & Gas Corp., NetApp, Inc., and Facebook, Inc. The shares of DXC Technologies fell sharply when the company reported operating results. The company reported a decline in revenue that was in line with expectations, and earnings above expectations, but cut its outlook for the next fiscal year. DXC lowered revenue guidance, and reduced earnings expectations below the low range of previous guidance. Anthem shares have been volatile for much of the year, falling to interim lows last quarter, rallying back up to recent highs, and then falling back to the lows this quarter. During the quarter the shares of Anthem fell steadily despite announcing positive operating results, reporting revenue and earnings above expectations, and guiding revenue and earnings for the fiscal year above expectations. The shares of Cabot Oil & Gas fell steadily through much of the quarter. Initially, the decline reflected a decline in the price of oil, but the shares then de-

(Continued on page 10)

Performance quoted represents past performance and is no guarantee of future results. Current performance may be lower or higher than what is stated. Investment return and principal value will vary with market conditions so that an investor's share, when redeemed, may be worth more or less than the original cost. Call us at 800-787-3334 for current or most recent month-end performance.

MANOR INVESTMENT FUNDS - MANOR FUND
Schedule of Investments - September 30, 2019
(Unaudited)

Portfolio of Investments

Description	Shares	Market Value	Description	Shares	Market Value
COMMON STOCKS –95.1%					
			Information Technology – 20.6%		
Consumer Discretionary – 6.7%			Applied Materials	4,869	242,963
Carnival Corp.	3,382	147,827	DXC Technology	2,539	74,901
D. R. Horton, Inc.	5,885	310,198	Fidelity National	1,713	227,418
		458,025	Microchip Tech	2,853	265,072
			Microsoft Corp.	1,801	250,393
Consumer Staples – 5.1%			NetApp, Inc.	2,574	135,161
Kroger Company	4,147	106,910	Skyworks Solutions	2,789	221,028
PepsiCo, Inc.	1,781	244,175			1,416,936
		351,085			
			Material – 5.7%		
Energy – 6.3%			Avery Dennison	3,003	341,051
Cabot Oil & Gas	8,158	143,336	Nucor Corp.	1,044	53,150
Valero Energy	3,411	290,754			394,201
		434,090	**Communication Services – 8.8%**		
			AT & T, Inc.	2,803	106,065
Financial – 15.6%			Charter Comms.	617	254,278
Chubb Corp.	1,037	167,413	Facebook, Inc cl A*	1,373	244,504
Discover Financial	2,746	222,673			604,847
JPMorgan Chase	2,274	267,627	**Utility – 1.1%**		
Metlife Inc.	3,089	145,677	AES Corporation	4,605	75,246
PNC Financial	1,924	269,668			75,246
		1,073,058			
			Real Estate Investment Trust – 4.2%		
Health Care – 11.4%			Equinix, Inc.	501	288,977
Allergan PLC	687	115,615			288,977
AmerisourceBergen	1,724	141,937			
Anthem, Inc.	1,052	252,585	TOTAL COMMON STOCKS		6,539,514
Biogen, Inc. *	715	166,466	(Cost $ 4,686,065)		
CVS Health Corp.	1,695	106,904			
		783,507			
			SHORT-TERM INVESTMENTS – 4.9%		
Industrial – 9.6%			1st Amer. Gov. Fund	330,190	330,190
Cummins, Inc.	1,516	246,608	TOTAL SHORT-TERM INVESTMENTS		
Delta Air Lines	3,361	193,594	(Cost $ 330,190)		330,190
Raytheon Company	1,118	219,340			
		659,542	TOTAL INVESTMENTS – 100.0%		
			(Cost $ 5,016,255)		6,869,704
			Other Assets less Liabilities – Less than 0.1%		1,729
			NET ASSETS 100.0%		6,871,433

*Non-income producing during the period.

4

Fund Performance



Investment Performance
vs. the S&P 500 and the Lipper Large-Cap Core Index

Quarter and Annualized Total Return for Periods Ending September 30, 2019

	Manor Fund	S&P 500 Index	Lipper LC Core Funds
3rd Quarter	**0.97 %**	1.70 %	1.19 %
1-Year	**-2.59 %**	4.26 %	2.70 %
3-Year Annualized	**6.62 %**	13.40 %	12.53 %
5-Year Annualized	**4.33 %**	10.84 %	9.74 %
10-Year Annualized	**8.98 %**	13.21 %	11.89 %
Annualized since inception 9/26/95	**5.94 %**	9.06 %	7.18 %

Annualized total return reflects the change in the value of an investment, assuming reinvestment of the fund's dividend income and capital gains, and a constant rate of performance each year. The performance table and returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. During periods of reimbursement by the manager, a fund's total return will be greater than it would be had the reimbursement not occurred. Performance quoted represents past performance and is no guarantee of future results. Current performance may be lower or higher than what is stated. Investment return and principal value will vary with market conditions so that an investor's share, when redeemed, may be worth more or less than the original cost. Call us at 800-787-3334 for current or most recent month-end performance. The Expense Limitation Agreement expired May 1, 2017 and was not renewed. Expenses are governed by the Investment Advisory agreement as amended January 1, 2017 which establishes a "unified fee" of 1.25% for the Fund.

Top Holdings and Industry Sectors

Top Company Holdings	
Company	**% of Net Assets**
Avery Dennison	5.0 %
D.R. Horton, Inc.	4.5 %
Valero Energy	4.2 %
Equinix, Inc.	4.2 %
PNC Financial	3.9 %

Top Industry Sectors	
Industry	**% of Net Assets**
Info Technology	20.6 %
Financial	15.6 %
Health Care	11.4 %
Industrial	9.6 %
Communication	8.8 %

MANOR INVESTMENT FUNDS - GROWTH FUND

Schedule of Investments - September 30, 2019

(Unaudited)

Portfolio of Investments

Description	Shares	Market Value
COMMON STOCKS – 98.1%		
Consumer Discretionary – 16.9%		
Amazon.com Inc. *	338	586,738
Dollar Tree, Inc. *	3,071	350,585
Expedia, Inc.	2,013	270,567
LKQ Corp. *	7,955	250,185
Royal Caribbean	3,075	333,115
		1,791,190
Consumer Staples – 6.0%		
Church & Dwight	5,979	449,860
Walgreens Boots	3,285	181,693
		631,553
Energy – 2.3%		
Diamondback	2,692	242,038
		242,038
Financial – 3.3%		
Chubb Limited	2,161	348,872
		348,872
Health Care – 14.7%		
AbbVie, Inc.	3,332	252,299
Alexion Pharma. *	2,143	209,885
Eli Lilly & Co.	3,705	414,330
Thermo Fisher	1,207	351,563
UnitedHealth	1,518	329,892
		1,557,969
Industrial – 10.5%		
Landstar System	2,855	321,416
Robert Half Intl.	4,318	240,340
Southwest Airlines	5,434	293,490
United Rentals, Inc.*	2,017	251,399
		1,106,645
Information Technology – 31.2 %		
Akamai Tech., Inc. *	4,414	403,351
Apple, Inc.	3,152	705,953
Cognizant Tech	4,538	273,483
Fidelity National	3,674	487,760
MasterCard Inc.	2,386	647,966
Microsoft Corp.	3,062	425,710
ON SemCndctor *	18,484	355,078
		3,299,301
Material – 4.4%		
Sherwin Williams	838	460,791
		460,791
Communication Services – 8.8%		
Alphabet Inc. Cl A *	221	269,872
Alphabet Inc. Cl C *	221	269,399
Charter Comm. *	946	389,866
		929,137
TOTAL COMMON STOCKS (Cost $6,626,601)		10,367,496
SHORT-TERM INVESTMENTS – 1.9%		
1st Amer. Gov. Fund		217,062
TOTAL SHORT-TERM INVESTMENTS (Cost $ 217,062)		217,062
TOTAL INVESTMENTS – 100.0% (Cost$ 6,843,663)		10,584,558
Other Assets less Liabilities – Less than 0.1%		4,248
NET ASSETS – 100.0%		$ 10,588,806

*Non-income producing during the period.

MANOR INVESTMENT FUNDS - GROWTH FUND
Fund and Performance Information - September 30, 2019
(Unaudited)

Fund Performance



Investment Performance vs. the S&P 500 and Lipper Large-Cap Growth Index

■ Growth Fund   ▨ S&P 500 Index   ☐ Lipper LC Growth

Quarter and Annualized Total Return for Periods Ending September 30, 2019

	Growth Fund	S&P 500 Index	Lipper LC Growth Funds
3rd Quarter	**1.98 %**	1.70 %	-0.41 %
1-Year	**0.53 %**	4.26 %	2.95 %
3-Year Annualized	**12.55 %**	13.40 %	15.90 %
5-Year Annualized	**9.20 %**	10.84 %	12.03 %
10-Year Annualized	**12.36 %**	13.21 %	13.33 %
Annualized since inception 6/30/99	**5.63 %**	5.90 %	4.27 %

Annualized total return reflects the change in the value of an investment, assuming reinvestment of the fund's dividend income and capital gains, and a constant rate of performance each year. The performance table and returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. During periods of reimbursement by the manager, a fund's total return will be greater than it would be had the reimbursement not occurred. Performance quoted represents past performance and is no guarantee of future results. Current performance may be lower or higher than what is stated. Investment return and principal value will vary with market conditions so that an investor's share, when redeemed, may be worth more or less than the original cost. Call us at 800-787-3334 for current or most recent month-end performance. The Expense Limitation Agreement expired May 1, 2017 and was not renewed. Expenses are governed by the Investment Advisory agreement as amended January 1, 2017 which establishes a "unified fee" of 0.99% for the Fund.

Top Holdings and Industry Sectors

Top Company Holdings	
Company	**% of Net Assets**
Apple, Inc.	6.7 %
Mastercard, Inc.	6.1 %
Amazon.com, Inc.	5.5 %
Fidelity National	4.6 %
Sherwin-Williams	4.4 %

Top Industry Sectors	
Industry	**% of Net Assets**
Information Tech.	31.2 %
Consumer Disc.	16.9 %
Health Care	14.7 %
Industrial	10.5 %
Communication	8.8 %

MANOR INVESTMENT FUNDS - BOND FUND
Schedule of Investments - September 30, 2019
(Unaudited)

Portfolio of Investments

Description	Face Amount	Value
U.S. GOVERNMENT BONDS – 93.7%		
U.S. Treasury 1.000% Due 11-30-19	200,000	199,703
U.S Treasury 1.500 % Due 01-31-22	200,000	199,437
U.S. Treasury 1.250 % Due 07-31-23	300,000	296,344
U.S. Treasury 2.500 % Due 08-15-23	225,000	232,822
U.S. Treasury 1.500 % Due 08-15-26	150,000	148,781
U.S. Treasury 2.875 % Due 05-15-28	100,000	109,766
TOTAL U.S. GOVERNMENT BONDS		
(Cost $ 1,160,575)		1,186,853
SHORT-TERM INVESTMENTS – 5.4%		
1st American Treasury Obligation Fund	68,850	68,850
TOTAL SHORT-TERM INVESTMENTS		
(Cost $ 68,850)		68,850
TOTAL INVESTMENTS – 99.1%		
(Cost $ 1,229,425)		1,255,703
Other Assets less Liabilities – Net – 0.9%		10,651
NET ASSETS - 100.0%		$ 1,266,354

SECURITY VALUATION:
Equity securities which are traded on a national or foreign securities exchange and over-the-counter securities listed in the NASDAQ National Market System are valued at the last reported sales price on the principal exchange on which they are traded on the date of determination. Securities for which no sale was reported on that date are valued at the mean between the last reported bid and asked prices. Over-the-counter securities not listed on the NASDAQ National Market System are valued at the mean of the current bid and asked prices. Fixed income securities are valued on the basis of valuations provided by independent pricing services. The independent pricing organization values the investments, taking into consideration characteristics of the securities, values of similar securities that trade on a regular basis, and other relevant market data. Securities for which market quotations are not readily available may be fair valued under procedures adopted by the Fund's board. Short-term securities maturing in 60 days or less are stated at cost plus accrued interest earned which approximated market value, in accordance with the terms of a rule adopted by the Securities and Exchange Commission. The amortized cost method values a security at cost on the date of purchase and thereafter assumes a constant amortization to maturity of any discount or premium.

Fund Performance



Investment Performance vs. the Barclay's Int. Treasury Index and the Lipper Gov't Index

Quarter and Annualized Total Return for Periods Ending September 30, 2019

	Bond Fund	Lipper US Gov't Fund Index	Barclays Intermediate Treasury Index
3rd Quarter	**1.04 %**	1.63 %	1.18 %
1-Year	**6.56 %**	8.29 %	7.57 %
3-Year Annualized	**0.82 %**	2.02 %	1.79 %
5-Year Annualized	**0.77 %**	2.47 %	2.18 %
10-Year Annualized	**0.40 %**	2.94 %	2.39 %
Annualized since inception 6/30/99	**1.93 %**	4.18 %	3.94%

Annualized total return reflects the change in the value of an investment, assuming reinvestment of the fund's dividend income and capital gains, and a constant rate of performance each year. The performance table and returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. During periods of reimbursement by the manager, a fund's total return will be greater than it would be had the reimbursement not occurred. Performance quoted represents past performance and is no guarantee of future results. Current performance may be lower or higher than what is stated. Investment return and principal value will vary with market conditions so that an investor's share, when redeemed, may be worth more or less than the original cost. Call us at 800-787-3334 for current or most recent month-end performance. The Expense Limitation Agreement expired May 1, 2017 and was not renewed. Expenses are governed by the Investment Advisory agreement as amended January 1, 2017 which establishes a "unified fee" of 0.95% for the Fund.

Top Five Holdings

Security	% of Net Assets
US Treasury 1.250% Due 07-31-23	23.4 %
US Treasury 2.500% Due 08-15-23	18.4 %
US Treasury 1.000% Due 11-30-19	15.8 %
US Treasury 1.500% Due 01-31-22	15.7 %
US Treasury 1.500% Due 08-15-26	11.7 %

(Continued from page 3)

clined sharply after the company reported operating results. Cabot reported revenue and earnings above expectations, but growth and capital budget guidance was disappointing. Cabot free cash flow is highly levered to the price of oil, posing added risk in a weak energy market. The shares of NetApp fell sharply when the company reduced revenue and earnings guidance for the quarter and fiscal year. The company subsequently reported earnings above the reduced expectations, and raised earnings guidance slightly, but the results were well below prior expectations. The shares of Facebook declined despite reporting operating results that exceeded expectations. The company reported strong revenue growth, earnings above expectations, and growth in both daily active users and monthly active users. Weakness in the shares reflected investor concerns about recurring privacy and policy issues, and the poor response of management to ongoing regulatory issues.

During the quarter we trimmed our position in Microsoft and used the proceeds to purchase Fidelity National Information Services. We trimmed Microsoft to realize gains and to reduce the overweighting of this successful holding. Despite the reduction, Microsoft remains a core holding in the portfolio. Fidelity National Information Services provides a wide range of services to financial institutions to facilitate transaction and account processing, to provide risk and compliance services, as well as asset management and insurance solutions.

The Growth Fund

The Manor Growth Fund rose 1.98%, net of all fees and expenses, during the quarter ending September 30, 2019, outperforming both the S&P 500 index return of 1.70% and comparable mutual funds, as measured by the Lipper Large-Cap Growth mutual fund index, return of –0.41%. The Fund underperformed the S&P 500 index during the trailing year with a return of 0.53% for the Fund, compared to 4.26% for the S&P 500 index, and the Lipper Index return of 2.95% during the same time period. The Fund underperformed the S&P 500 index and the Lipper index during the trailing 3-year, 5-year period, and 10-year periods, with returns of 12.55%, 9.20%, and 12.36% for the Fund compared to returns of 13.40%, 10.84%, and 13.21% for the S&P 500, and returns of 15.90%, 12.03%, and 13.33% for the Lipper index. The Fund continues to outperform Lipper Large-Cap Growth index since inception with an annualized return of 5.63% for the Fund compared to 4.27% for the Lipper Large-Cap Growth index.

During the 3rd Quarter of 2019 the Fund was helped by strong performance from Worldpay, Inc., Apple, Inc., Sherwin-Williams Co., Akamai Technologies, Inc., and LKQ Corporation. The shares of Worldpay, now Fidelity National Information Services, rose steadily throughout the quarter. The company reported earnings that were better than expected and revenue inline with expectations, while increasing revenue guidance but reducing earnings guidance for the next two quarters. The shares of Apple rose steadily through much of the quarter, but experienced a pullback soon after reporting earnings. Apple reported earnings that were better than expected and raised revenue guidance for the next quarter. Some of the temporary weakness in the stock reflected investor concern about a potential slowdown of iPhone sales in China. The shares of Sherwin-Williams rose steadily after the company announced quarterly results. The company reported earnings that were better than expected and reaffirmed earnings guidance for the next quarter. The shares of Akamai Technologies rose steadily throughout the quarter, extending an uptrend that started late last year. The company reported revenue and earnings that were above expectations, and raised revenue and earnings guidance for the quarter and fiscal year. The shares of LKQ traded in a narrow range early in the quarter after the company reported operating results that were generally in line with expectations. The shares jumped later in the quarter when ValueAct Capital disclosed an active stake in the company. ValueAct is engaged in a wide range of discussions with LKQ covering operations, management, and financial structure.

Notable laggards during the 3rd Quarter of 2019 include Alexion Pharmaceuticals, Diamondback Energy, Inc., Amazon.com, Inc., Royal Caribbean Cruises, Ltd, and UnitedHealth Group, Inc. The shares of Alexion traded down for much of the quarter. The company reported revenue and earnings that were above expectations, and raised earnings guidance to the fiscal year. The shares fell later in the quarter when the US patent office agreed to review the Alexion patents for Soliris, a blood disorder drug. The shares of Diamondback Energy traded in a narrow range for much of the quarter despite announcing weak operating results. Diamondback missed revenue and earnings estimates, and narrowed daily production estimates. The shares fell later in the quarter on investor concerns that slowing global growth could pressure energy pricing and demand. The shares of Amazon fell early in the quarter after the company reported disappointing operating results. Amazon reported strong revenue growth that exceeded expectations, but missed earnings expectations. The company reaffirmed earnings guidance for the next quarter, but the news was not enough to satisfy investors who have become accustomed to reports that exceed expectations. The shares of Royal Caribbean also declined for much of the quarter. The company reported earnings that were better than expected and strong revenue growth, but lowered guidance for the fiscal year. The shares were also pressured by investor concerns about slowing global growth and the withdrawal from some high yield markets. The shares of UnitedHealth Group declined for much of the quarter despite an upbeat quarterly report. The company announced strong revenue growth, earnings exceeding expectations, and increased earnings guidance for the fiscal year.

The Bond Fund

   The Manor Bond Fund rose 1.04%, net of all fees and expenses, during the quarter ending September 30, 2019, underperforming the Bloomberg Barclay Intermediate US Treasury index return of 1.18%, and the Lipper US Government mutual fund index return of 1.63%. The Fund underperformed the Bloomberg Barclay Intermediate US Treasury index and the Lipper US Government mutual fund index during the trailing 1-year, 3-year, 5-year, and 10-year periods with returns of 6.56%, 0.82%, 0.77%, and 0.40% for the Fund, compared to returns of 7.57%, 1.79%, 2.18%, and 2.39% for the Bloomberg Barclay Intermediate Treasury index, and returns of 8.29%, 2.02%, 2.47% and 2.94% for the Lipper US Government mutual fund index. Performance reflects the relatively conservative position of the Fund's investment portfolio of US Treasury securities. The Fund is managed as a low-risk alternative for conservative investors.

Should We Worry?

   Market moves such as we have seen this year often contribute to complacency. Investors, relying on the Fed as a market backstop, assume additional risk in pursuit of higher yields and stock market returns. That risk translates to higher volatility as markets become overextended at the top. Successive rounds of liquidity injections over the past several years have contributed to concerns about the capacity and effectiveness of ongoing Fed market interventions, while the recent liquidity crisis in the repo bank funding markets underscores the potential that continued market interventions may have unintended consequences. Over-reliance on the Fed may prove disappointing if the Fed is not ready, or able, to provide stability when markets falter.

   As the stock market rebounded late in the quarter we observed a shift in market leadership . Since the financial crisis, a period corresponding to repeated Fed market interventions, stocks with growth characteristics have outperformed stocks with value characteristics on a consistent basis. That relationship reversed in September, indicating the possibility that the impact of additional Fed liquidity injections may be limited. We have always believed that valuation matters in stock selection, and sense that the markets may be turning in our direction. We have confidence that our focus on companies with strong fundamental valuations, solid balance sheets, reasonable debt levels, and the ability to remain profitable in difficult times will be rewarded. While we worry about the ability of the markets to continue their upward move, we believe that the consistent application of our valuation-based process provides the best guidance for investing in these uncertain markets.


Sincerely,
Daniel A. Morris


Risks:
Mutual fund investing involves risk, including possible loss of principal amount invested. The value of equity securities fluctuates in response to issuer, political, market, and economic developments. In the short term, equity prices can fluctuate dramatically in response to these developments. Different parts of the market and different types of equity securities can react differently to these developments. Foreign securities, foreign currencies, and securities issued by US entities with substantial foreign operation can involve additional risks.

Manor Investment Funds

Fund Office:
15 Chester County Commons
Malvern, PA 19355

610-722-0900   800-787-3334
www.manorfunds.com

Funds distributed by:
Foreside Funds Services, LLC
Three Canal Plaza
Suite 100
Portland, ME 04101

This report is submitted for the general information of the shareholders of the Fund. It is not authorized for distribution to prospective investors unless preceded or accompanied by an effective prospectus, which includes information regarding the Fund's risks, objectives, fees and expenses, experience of its management and other information.